FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 26, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Announces Results of the Extraordinary General Meeting of Shareholders

August 26, 2015

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” or “the Company” — NYSE: MBT, MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces the decisions  announces the decisions reached at the Company’s Extraordinary General Meeting of Shareholders (the “EGM”) held on August 25, 2015.

At the meeting, the following resolution was adopted:

To approve the reorganization of MTS PJSC through the takeover of its subsidiaries COMSTAR-Regions CJSC, Penza-GSM JSC, SMARTS-Ivanovo JSC and SMARTS-UFA JSC.

Owners of MTS ordinary shares voting against this issue or those who abstain from voting will be eligible for a share repurchase at the price of RUB 200 per ordinary share. The price was set based on an appraisal conducted by 2K JS consultancy. Applications for share repurchase should be submitted by October 9, 2015.

In accordance with the requirements of Russian law, which mandate that trading in and transactions involving shares of companies undergoing reorganization through the takeover of subsidiaries be suspended pending the registration of a company’s reorganization with relevant tax authorities, the trading of MTS’s ordinary shares at the Moscow Exchange will be suspended upon filing of the documents with the tax authorities. The Company will separately announce the date of the suspension.

The process of reorganization will in no way impact or restrict the trading of the Company’s American Depositary Receipts (ADRs) or shares listed on foreign exchanges. However, during this period, MTS’s depositary bank will not be able to issue or cancel ADRs on behalf of ADR holders.

* **

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus, a region that boasts a total population of more than

230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 26, 2015